September 24, 2024

Yan Ping Sheng
Chief Executive Officer
China Teletech Holding Inc.
16th Floor, North Tower,
528 Pudong South Road
Shanghai, China 200120

       Re: China Teletech Holding Inc.
           Registration Statement on Form 10-12G
           Filed August 27, 2024
           File No. 000-56680
Dear Yan Ping Sheng:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Registration Statement on Form 10-12G
Cover Page

1. We note that you have a dual class capital structure whereby Series A Preferred Share has the voting power of 1,000 common shares and it appears Mr. Yang, Kung-Fu will have majority voting control of the company through his control of World Capital Holding,
       Ltd. Please revise your cover page to discuss the dual class nature of your capital structure and quantify the voting control that Messrs. Yan Ping Shen and Yang, Kung-Fu have. In addition, revise your disclosure here and throughout the filing, including the cover page, to detail the dilutive effect of the Series A Preferred Shares and the controlling impact of the Series A Preferred Shares. In addition, explain in greater detail your capital structure, and the nature of the disparate voting rights.
 September 24, 2024
Page 2
Liquidity and Capital Resources, page 15

2. Please disclose the amount of capital resources needed to fund your planned operations for the next twelve months. To the extent you do not currently have sufficient capital, please describe the level of operations that you will be able to perform with your existing capital resources and liquidity.
Security Ownership of Certain Beneficial Owners and Management, page 17

3. Please revise your beneficial ownership table to add a column that includes the aggregate voting power held by each person or entity identified.
Directors and Executives Officers, page 18

4.     We note the CEO is involved as the CEO of three other companies
World Financial
       Holding Group (USA), Shanghai Capital Holding Co., Ltd and Shanghai Qifan Enterprise
       Management Co., Ltd. Please revise to discuss any potential conflicts of interest and how much time per week the CEO is involved in the management of China Teletech Holding,
       Inc.
Report of Independent Registered Public Accounting Firm, page F-11

5. We note that your audit firm identified material weaknesses in internal control over financial reporting that are communicated as critical audit matters. Please provide us with
       the basis for the audit firm   s determination that the material
weaknesses meet the
       definition of critical audit matters. That is, explain how the matters relate to accounts or disclosures that are material to the financial statements and whether auditing those affected account balances and disclosures involved especially challenging, subjective, or complex auditor judgment. Refer to PCAOB AS 3101. In addition, please revise to include an audit opinion that complies with the guidance in paragraph 14 of PCAOB AS
       3101 regarding the communication of critical audit matters.
General

6. You appear to be a shell company as that term is defined in Securities Act Rule 405 of
       Regulation C. In this regard, we note that you have nominal operations and no or nominal assets to date. Please disclose prominently in the Business section that you are a shell company and add disclosure highlighting the consequences of your shell company status.
       Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Revise throughout as appropriate for consistency. In addition, we note your disclosure that your stated
       business purpose "includes a merger [with] a target company in the food industry business" but also note your disclosure indicating you do not believe you are a blank check company. Please disclose that you are a "blank check" company under paragraph
       (a)(2) of Rule 419 of the Securities Act, and provide disclosure regarding your status as a blank check company and in an appropriate place in your filing, provide details regarding compliance with Rule 419 in connection with any offering of your securities. In the alternative, provide us with a detailed analysis regarding why you do not believe you are a
       "blank check" company pursuant to paragraph (a)(2) of Rule 419 of the Securities Act.
 September 24, 2024
Page 3

7. Please revise your filing throughout, as applicable, to provide more specific and prominent disclosures about the legal and operational risks associated with China-
       based companies. For additional guidance, please see the Division of Corporation
       Finance's Sample Letter to China-Based Companies issued by the Staff in December
       2021.
8. We note your disclosure on page F-17 that the Company is an emerging growth company.
       However, the corresponding box on the cover page of the filing is not checked. Please clarify whether you qualify as an emerging growth company. Refer to
Section 2(a)(19) of
       the Securities Act of 1933. If you do qualify as an Emerging Growth Company, please check the box on the cover page to indicate as such and revise your prospectus to:

             Describe how and when a company may lose emerging growth company status;

             Briefly describe the various exemptions that are available to you, such as an exemption from Section 404(b) of the Sarbanes-Oxley Act of 2002 and
Section 14(a)
           and (b) of the Securities Exchange Act of 1934;

             State your election under Section 107(b) of the JOBS Act;

             If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

             If you have elected to avail yourself of the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Also state that as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.
 September 24, 2024
Page 4

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Melissa Walsh at 202-551-3224 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters. Please contact Uwem Bassey at 202-551-3433 or Matthew Derby at 202-551-3334 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Rhonda Keaveney, Agent